                                                    Registration No. 333-
================================================================================


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                        _______________________________

                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                        _______________________________

                              VIRATA CORPORATION
            (Exact name of registrant as specified in its charter)

                                   DELAWARE
        (State or other jurisdiction of incorporation or organization)

                                  77-0521696
                     (I.R.S. Employer Identification No.)
                       2933 Bunker Hill Lane, Suite 201
                         Santa Clara, California 95054
                                (408) 566-1000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                        _______________________________

                               Andrew M. Vought
                            Chief Financial Officer
                       2933 Bunker Hill Lane, Suite 201
                         Santa Clara, California 95054
                                (408) 566-1000
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                  Copies to:
                               Douglas D. Smith
                          Gibson, Dunn & Crutcher LLP
                     One Montgomery Street, Telesis Tower
                       San Francisco, California  94104

       Approximate date of commencement of proposed sale to the public:
    From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                              CALCULATION OF REGISTRATION FEE

==================================================================================================
    Title of                         Proposed Maximum       Proposed Maximum
Securities to be    Amount to be    Offering Price Per     Aggregate Offering         Amount of
   Registered        Registered          Share(1)               Price(1)          Registration Fee
   ----------        ----------          --------               --------          ----------------
  Common Stock         930,733            $14.88              $13,849,308             $3,657
==================================================================================================

(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee. On November 30, 2000, the average of the high and low sale prices for the common stock of the Company as reported by the Nasdaq Stock Market's National Market was $14.88 per share.

                        _______________________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. You may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 Subject to completion, dated December 1, 2000


PROSPECTUS


                              VIRATA CORPORATION

                                930,733 SHARES

                                 COMMON STOCK

     The selling stockholders described below are offering and selling up to 930,733 shares of common stock, par value $0.001 per share, of Virata Corporation under this prospectus. These shares have been issued by us in connection with several recent acquisitions.

     Our common stock is quoted on the Nasdaq Stock Market's National Market under the symbol: "VRTA." On November 30, 2000, the last reported sale price of our common stock was $14.25 per share.

     Investing in our common stock involves risks. See "Risk Factors" on page 6.

                        _______________________________

     The shares of common stock offered or sold under this prospectus have not been approved or disapproved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                        _______________________________

               The date of this prospectus is December __, 2000

                               TABLE OF CONTENTS

Where You Can Find Additional Information.................................     3
Special Note Regarding Forward Looking Statements.........................     4
Summary...................................................................     5
Risk Factors..............................................................     6
Use Of Proceeds...........................................................    20
Plan Of Distribution......................................................    20
Selling Stockholders......................................................    22
Legal Matters.............................................................    24
Experts...................................................................    24

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information that is different. This prospectus may only be used in jurisdictions where it is legal to offer or sell these securities. You should not assume that the information in this prospectus or any prospectus supplement or any document incorporated by reference in this prospectus is accurate as of any date other than the date on the front of those documents.

     In this prospectus, unless indicated otherwise, "Virata," "we," "us," and "our" refer to Virata Corporation.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules filed with the registration statement. For further information with respect to Virata and the common stock offered in this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete. We refer you to the copy of such contract or document filed as an exhibit to the registration statement.

     Our registration statement, including exhibits and schedules attached thereto, may be inspected without charge at the Securities and Exchange Commission's public reference facilities in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices located at the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. You may also obtain copies of all or any part of our registration statement from such offices after payment of fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a worldwide website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

     We are subject to the information and periodic requirements of the Securities Exchange Act of 1934 and accordingly, file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such periodic reports, proxy statements and other information are available for inspection and copying at the Securities and Exchange Commission's public reference rooms, and the website of the Securities and Exchange Commission referred to above.

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until our offering is completed.

     (a) Annual Report on Form 10-K for the year ended April 2, 2000, filed June 6, 2000, as amended by Form 10-K/A filed July 28, 2000;

     (b) Quarterly Reports on Form 10-Q for the quarters ended July 2, 2000 and October 1, 2000, filed August 16, 2000 and November 14, 2000, respectively;

     (c) Current Reports on Form 8-K and Form 8-K/A filed April 21, 2000, May 5, 2000, June 22, 2000, August 4, 2000, August 7, 2000, August 30,
          2000, September 6, 2000, October 27, 2000 and October 30, 2000;

     (d) The description of our common stock contained in our registration statement on Form S-1/A filed on July 13, 2000, including all amendments or reports updating this description;

     (e) The financial statements of Inverness Systems Ltd. and its subsidiary as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999 contained in our registration statement of Form S-1/A filed on July 13, 2000; and

     (f) The financial statements of Excess Bandwidth Corporation as of March 31, 2000 and 1999, for the year ended March 31, 2000, and for the periods from April 23, 1998 (date of inception) to March 31, 1999 and 2000 contained in our registration statement of Form S-1/A filed on July 13, 2000.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

          2933 Bunker Hill Lane, Suite 201
          Santa Clara, California 95054
          Tel:  (408) 566-1000


                          FORWARD-LOOKING INFORMATION

     This prospectus, including the information incorporated by reference herein, contains "forward-looking statements" within the meaning of the federal securities laws. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors identified in this prospectus and in the documents incorporated by reference in this prospectus. In connection with forward-looking statements which appear in these disclosures, prospective purchasers of the shares offered hereby should carefully consider the factors set forth in this prospectus under "Risk Factors" as well as in the sections captioned "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended April 2, 2000, and our quarterly reports on Form 10-Q for the quarters ended July 2, 2000 and October 1, 2000. These reports are incorporated by reference in this prospectus along with reports we may subsequently file.

                                  THE COMPANY

     We provide communications processors combined with integrated software modules to manufacturers of equipment utilizing digital subscriber line, or DSL, and fixed broadband wireless technologies. These "integrated software on silicon" product solutions enable our customers to develop a diverse range of DSL and wireless equipment, including modems, gateways, routers, wireless receivers and wireless base stations targeted at the voice and high-speed data network access, or broadband local loop market. We believe our systems expertise, products and support services enable DSL equipment manufacturers to simplify product development, reduce the time it takes for products to reach the market and focus resources on product differentiation and enhancement.

     Significant growth in demand for broadband access is being driven by consumers and businesses who find current dial-up Internet access too slow and services based on existing high-speed technologies too expensive. By contrast, DSL technologies enable service providers to offer a wide range of affordable broadband services using the existing copper wire telephone line infrastructure, while fixed wireless extends broadband service to markets which DSL does not serve economically, including geographically remote markets.

     To meet the demands of these rapidly growing markets, equipment manufacturers encounter a number of challenges, including evolving technical standards, an expanding range of feature expectations and shorter product life-cycles. In response to these challenges, equipment manufacturers are increasingly relying upon third party specialists to supply key technology components, including semiconductors and software. However, combining these individual elements can be a complex, costly and time-consuming task.

     Our integrated products replace numerous software elements and semiconductors that would otherwise have to be obtained from multiple vendors and then integrated and tested. Our products meet applicable DSL and networking standards and are based on a flexible design that:

        .  simplifies the addition of features;

        . can be used with a range of third party physical layer transceivers, which are the other primary semiconductor components required for communications equipment;

        . delivers the required functionality and performance at a compelling price; and

        .  is compliant with relevant industry standards.

     By adopting our solutions, our customers enjoy numerous benefits including:

        .  faster time-to-market;

        .  reduced product cost;

        . the opportunity to focus their engineering resources on product differentiation and improvement;

        . the ability to design multiple products using different subsets of our modular software; and

        . the ability to re-use software extensions they develop on future generations of their products.

     Our objective is to be the leading supplier of communications processors and integrated software to manufacturers of voice and high-speed data network access equipment. We intend to achieve this objective by:

        .  initially focusing on DSL markets;

        .  licensing our software to all our customers;

        . leveraging our flexible semiconductor and software designs to introduce an expanding range of communications processors and software modules;

        . delivering market-leading features and functionality, such as voice over DSL and network quality of service solutions; and

        .  pursuing strategic acquisitions.

     We outsource the manufacturing of our semiconductors, which allows us to focus our resources on the design, development and marketing of our products.
As of October 1, 2000, we had licensed our software to over 115 companies. These customers have developed, or are developing, 230 designs of which more than 50 are currently shipping. Additionally, we have shipped more than three million units of our Helium semiconductor product as of the date of this prospectus.

     Our predecessor company, Virata Limited, was formed in 1993 as Advanced Telecommunications Modules Limited, a corporation organized in the United Kingdom, as a spin-out from the Olivetti Research Laboratories (now AT&T Laboratories). In August 1999, Virata Corporation was created and, immediately prior to its initial public offering in November of 1999, Virata Corporation became the holding company of Virata Limited.

     Our commercial, financial and operational headquarters are located in Santa Clara, California. Research and development facilities and/or sales offices are located in Cambridge, England, Raleigh, North Carolina, Santa Barbara, California, Kfar Saba, Israel, Marlborough, Massachusetts, Taipei, Taiwan and several other locations around the world. The address of our principal executive office is 2933 Bunker Hill Lane, Suite 201, Santa Clara, California 95054, where the telephone number is (408) 566-1000. Our Internet address on the worldwide web is http://www.virata.com. Information contained on our website does not constitute a part of this prospectus.


                                 RISK FACTORS

     You should carefully consider the risks described below or incorporated by reference herein before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed. If that happens, the trading price of our common stock could decline, and you may lose all or part of your investment. These risk factors are not intended to represent a complete list of the general or specific risk factors that may affect us.

Risks Relating to Our Business

Because we have a limited operating history selling products to the digital subscriber line, or DSL, market, we cannot be sure that we can successfully implement our business strategy.

     We have not had a long history of selling our products to the DSL market or generating significant revenues and many of our products have only recently been introduced. Furthermore, we have limited historical financial data that can be used in evaluating our business and our prospects and in projecting future operating results. For example, we cannot forecast operating expenses based on our historical results because they are limited, and we are instead required to forecast expenses based in part on future revenue projections. Most of our expenses are fixed in the short term and we may not be able to quickly reduce spending if our revenue is lower than we had projected. Therefore net losses in a given quarter could be greater than expected. In addition, our ability to forecast accurately our quarterly revenue is limited, making it difficult to predict the quarter in which sales will occur.

     You must consider our prospects in light of the risks, expenses and difficulties we might encounter because we are at an early stage of development in a new and rapidly evolving market. Many of these risks are described under the sub-headings below. We may not successfully address any or all of these risks and our business strategy may not be successful.

Because we expect to continue to incur net losses, the price of our stock may decline and we may not be able to implement our business strategy.

     We have not reported net income for any fiscal year since our incorporation and have accumulated deficit of $179.8 million at October 1, 2000. We expect to continue to incur net losses, and these losses may be substantial.

Further, we expect to incur substantial negative cash flow in the future. Accordingly, our ability to continue to operate our business and implement our business strategy may be hampered and the value of our stock may decline.

Because we may not be able to achieve or sustain profitability or positive cash flow, the price of our stock may decline and we may not be able to implement our business strategy.

     Due to our continuing substantial capital expenditures and product development, sales, marketing and administrative expenses, we will need to generate significant revenues to achieve profitability and positive cash flow. We cannot be sure that we will be able to generate such revenues or achieve profitability or positive cash flow. Even if we do achieve profitability and positive cash flow, we may not be able to sustain or increase profitability or cash flow on a quarterly or annual basis. Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control. These factors include:

       .  the rate of market acceptance of high speed network access;

       . the rate of market acceptance of our products and the demand for equipment that incorporates our products;

       .  changes in industry standards governing DSL technologies;

       .  the extent and timing of new customer transactions;

       . personnel changes, particularly those involving engineering and technical personnel;

       .  regulatory developments; and

       .  general economic trends.

     Due to these factors, we cannot forecast with any degree of accuracy what our revenues will be in future periods and we may not be able to achieve or sustain profitability or positive cash flow. Our ability to continue to operate our business and implement our business strategy may thus be hampered and the value of our stock may decline.

Because our operating results from quarter to quarter may fluctuate, the price of our stock may decline.

     Our revenues, expenses and operating results have fluctuated in the past and are likely to fluctuate significantly in the future on a quarterly and an annual basis due to a number of factors, many of which are outside our control. For example, our results of operations have been negatively affected by the following:

       . the loss of or decrease in sales to a major customer or failure to complete significant transactions;

       . the timing and size of semiconductor orders from, and shipments to, our existing and new customers;

       . unexpected delays in introducing new or enhanced products, including manufacturing delays;

       .  the volume and average cost of products manufactured; and

       . the timing and size of expenses, including expenses of developing new products and product improvements.

     Accordingly, our revenues, expenses and results of operations could vary significantly in the future, and you should not rely upon period-to-period comparisons as indications of future performance. Such fluctuations may make our stock unattractive to investors and result in a decline in the price of our stock.

Because our business is dependent upon the broad deployment of DSL services by telecommunications service providers, we may not be able to generate substantial sales of our products if such deployment does not occur.

     Our products are incorporated in equipment that is targeted at end-users of DSL technologies. Consequently, the success of our products may depend upon the decision by telecommunications service providers to broadly deploy DSL technologies and the timing of such deployment. If telecommunications service providers do not offer DSL services on a timely basis or if there are technical difficulties with the deployment of DSL services, sales of our products may decline, which would have a negative effect on our results of operations. Factors that may impact this deployment include:

        . a prolonged approval process, including laboratory tests, technical trials, marketing trials, initial commercial deployment and full commercial deployment;

        . the development of a viable business model for DSL services, including the capability to market, sell, install and maintain DSL services;

        . cost constraints, such as installation costs and space and power requirements at the telecommunications service provider's central office;

        .  evolving industry standards for DSL technologies; and

        .  government regulation.

Because our products are components of other equipment, if equipment manufacturers do not incorporate our products in their equipment, we may not be able to generate adequate sales of our products.

     Our products are not sold directly to the end-user; rather, they are components of other products. As a result, we rely upon equipment manufacturers to design our products into their equipment. We further rely on this equipment to be successful. If equipment that incorporates our products is not accepted in the marketplace, we may not achieve adequate sales volume of our products, which would have a negative effect on our results of operations.

Because the requirements of our customers frequently change, we may not be able to anticipate trends in the markets for our products, which could result in a decline in sales of our products.

     We must anticipate the price, performance and functionality requirements of equipment manufacturers who design DSL equipment. We must also successfully develop products that meet these requirements and make these products available on a timely basis and in sufficient quantities. If we do not anticipate trends in the DSL market and meet the requirements of manufacturers of DSL equipment, we may be unable to generate substantial sales of our products, which would have a negative effect on our results of operations.

     While we have a strategy of licensing and partnering with as many key participants in our markets as possible, some equipment manufacturers will be more successful than others in developing and marketing their products that incorporate our semiconductor products and it is difficult for us to predict which of these customers will generate revenues for us. Our product sales are almost completely dependent upon the relative success of our customers in the marketplace for high-speed network access equipment.

Because we depend on third party foundries to manufacture, assemble and test our products, we may experience delays in receiving semiconductor devices.

     We do not own or operate a semiconductor fabrication facility. Rather, our semiconductor devices are generally manufactured at independent foundries. We intend to continue to rely on third-party foundries and other specialist suppliers for all of our manufacturing, assembly and testing requirements. However, these foundries are not obligated to supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order that has been accepted by one of them. As a result, we cannot directly control semiconductor delivery schedules, which could lead to product shortages, quality assurance problems and increases in the costs of our products. In addition, we have occasionally experienced delays in receiving semiconductor devices from foundries due to foundry scheduling and process problems. To date, such delays have not had a material effect on our results of operations. However, we may experience delays in the future and we cannot be sure that we will be able to obtain semiconductors within the time frames and in the volumes required by us at an affordable cost or at all. Any disruption in the availability of semiconductors or any problems associated with the delivery, quality or cost of the fabrication assembly and testing of our products could significantly hinder our ability to deliver our products to our customers and may result in a decrease in sales of our products.

     If the foundries we currently use are unable to provide us with semiconductors, we may be required to seek a new manufacturer of our semiconductors, and we cannot be certain that a new manufacturer of our semiconductors will be available. Furthermore, switching to a new manufacturer could require six months or more and would involve significant expense and disruption to our business.

Because we depend on third party foundries, if there is a shortage in worldwide foundry capacity, we may not be able to obtain sufficient manufacturing capacity to meet our requirements.

     From time to time there may be shortages in worldwide foundry capacity due to increases in semiconductor demand or other factors. In the event of such a shortage, we may not be able to obtain a sufficient allocation of foundry capacity to meet our product needs. In addition, such a shortage could lengthen our products' manufacturing cycle and cause a delay in the shipments of our products to our customers. This could ultimately lead to a loss of sales of our products and have a negative effect on our results of operations.

Because we may be required to enter into financial and other arrangements with foundries in order to secure foundry capacity, our earnings or the ownership of our stockholders may be diluted.

     Allocation of a foundry's manufacturing capacity may be influenced by a customer's size or the existence of a long-term agreement with the foundry. To address foundry capacity constraints, other semiconductor suppliers that rely on third-party foundries have utilized various arrangements, including equity investments in or loans to independent component manufacturers, in exchange for guaranteed production capacity, joint ventures to own and operate foundries, or ''take or pay'' contracts that commit a company to purchase specified quantities of components over extended periods. While we are not currently a party to any of these arrangements, we may enter into such arrangements in the future. We cannot be sure, however, that these arrangements will be available to us on acceptable terms or at all. Any of these arrangements could require us to commit substantial capital. The need to commit substantial capital could require us to obtain additional debt or equity financing, which could result in dilution to our earnings or the ownership of our stockholders. We cannot be sure that this additional financing, if required, would be available when needed or, if available, could be obtained on terms acceptable to us.

Because the manufacture of our products is complex, the foundries on which we depend may not achieve the necessary yields or product reliability that our business requires.

     The manufacture of our products is a highly complex and precise process, requiring production in a highly controlled environment. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by a foundry could adversely affect the foundry's ability to achieve acceptable manufacturing yields and product reliability. If the foundries we currently use do not achieve the necessary yields or product reliability, our customer relationships could suffer. This could ultimately lead to a loss of sales of our products and have a negative effect on our results of operations.

Because we depend on a license from Advanced RISC Machines to manufacture certain of our planned communicator processor products, our loss of or inability to maintain the license could result in increased costs or delays in the manufacturing of our products.

     Our communicator processor products feature embedded ARM RISC microprocessors and, accordingly, are required to be manufactured under a license from Advanced RISC Machines, or ARM, the owner of the intellectual property to the ARM RISC microprocessor. In the past, we were required to use foundries with an ARM license for the manufacture of our communicator processor products. In June 1999, we obtained a per semiconductor design ARM license, which means that we are now able to select foundry suppliers that best meet our quality, delivery and cost objectives regardless of whether they have their own ARM license or not. With this greater flexibility, we are able to assume more of the manufacturing and quality control responsibilities, including contracting for wafer processing, assembly and testing from separate suppliers. If we lose or are unable to maintain the per semiconductor design license, we would be required to seek alternative fabrication facilities in our manufacturing of our communicator processor products. Without the ARM license, the number of fabrication facilities we could use in our manufacturing would be substantially reduced to those fabrication facilities that themselves have been directly licensed by Advanced RISC Machines. Accordingly, the loss of, or our inability to maintain the ARM license may result in increased costs or delays in our ability to manufacture our products and could harm our results of operations. In addition, ARM is only required to indemnify us against intellectual property infringement claims up to a specified dollar amount.

Because we rely on the technology of third parties, the loss of or inability to obtain the third party technology could result in increased costs or delays in the production or improvement of our products.

     We currently license technology of third parties to develop and manufacture our products, including licenses from Advanced RISC Machines, Broadcom and WindRiver. If any of these third party providers were to change their product offerings or terminate our licenses, we would incur additional developmental costs and, perhaps, delays in production, or be forced to modify our existing or planned software product offerings, an expensive and time consuming process. In addition, if the cost of any of these third party licenses or products significantly increases, we could suffer a resulting increase in costs or delays in our ability to manufacture our products or provide complete customer solutions and this could harm our results of operations. We cannot be sure that such third party licenses or substitutes will be available on commercially favorable terms.

Because our customer base is concentrated, the loss of one or more of our customers may result in a loss of a significant amount of our revenues.

     A relatively small number of customers account for a large percentage of our total revenues. We expect this trend to continue. Our business will be seriously harmed if we do not generate as much revenue as we expect from these customers, experience a loss of any of our significant customers or suffer a substantial reduction in orders from these customers. For the six months ended October 1, 2000, Westell Technologies accounted for 33.7% of our total revenues. For the six months ended October 3, 1999, Orckit Communications and Com21 accounted for 51.5% and 11.6% of our total revenues, respectively. Our future success depends in significant part upon the decision of our customers to continue to purchase products from us. Furthermore, it is possible that equipment manufacturers may design and develop internally, or acquire, their own semiconductor and software technology, rather than continue to purchase semiconductors and software from third parties like us. If we are not successful in maintaining relationships with key customers and winning new customers, sales of our products may decline. In addition, because a significant portion of our business has been and is expected to continue to be derived from orders placed by a limited number of large customers, variations in the timing of these orders can cause significant fluctuations in our operating results.

Because manufacturers of DSL equipment may be reluctant to change their sources of components, if we do not achieve design wins with manufacturers of DSL equipment, we may be unable to secure sales from these customers in the future.

     Once a manufacturer of DSL equipment has designed a supplier's semiconductor and software into its products, the manufacturer may be reluctant to change its source of semiconductors due to the significant costs associated with qualifying a new supplier. Accordingly, our failure to achieve design wins with manufacturers of DSL equipment which have chosen a competitor's semiconductor could create barriers to future sales opportunities with these manufacturers.

Because our customers are not subject to binding agreements, we cannot be certain that we will sell any of our products.

     Achieving a design win with a customer does not create a binding commitment from that customer to purchase our products. Rather, a design win is solely an expression of interest by potential customers in purchasing our products and is not supported by binding commitments of any nature. Accordingly, a customer can choose at any time to discontinue using our products in their designs or product development efforts. Even if our products are chosen to be incorporated into a customer's products, we still may not realize significant revenues from that customer if their products are not commercially successful. Therefore, we cannot be sure that any design win will result in purchase orders for our products, or that these purchase orders will not be later canceled. Our inability to convert design wins into actual sales and any cancellation of a purchase order could have a negative impact on our financial condition and results of operations.

Because our customers may cancel orders, we may not be able to recoup expenses incurred in anticipation of sales of our products.

     We work closely with our customers to determine their future product needs and receive a rolling forecast for products. We have incurred and expect to continue to incur expenses based upon these sales forecasts. However, our customer purchase agreements generally contain no minimum purchase requirements and customers typically purchase our products pursuant to short-term purchase orders that may be canceled without charge if notice is given within an agreed-upon period. Therefore, we cannot be sure that the actual product revenues which we will receive will be commensurate with the level of expenses that we will incur based on forecasts we receive from our customers in any future period. As a result, cancellations, deferrals or reductions in pending purchase orders could have a negative impact on our financial condition and results of operations.

Because most of our revenues have been and will be derived from a limited number of products, we may not be able to generate sufficient revenues to sustain our business if any of these products fail to gain market acceptance.

     For the six months ended October 1, 2000, approximately 87.5%, 9.1% and 2.6%, respectively, of our semiconductor revenues were generated from sales of our Helium products, Hydrogen products, and our Proton family. We expect that our Proton family and Hydrogen products will represent a diminishing proportion of our total revenues while a substantial portion of our total revenues will be derived from our Helium and Beryllium products in the foreseeable future. Therefore, broad market acceptance of the Helium and Beryllium products is critical to our success. We cannot be sure that our products will attain broad market acceptance. The failure of our products to achieve broad market acceptance could result in a decrease in our revenues, which would have a negative impact on our results of operations and financial condition.

Because our products typically have lengthy sales cycles, we may experience substantial delays between incurring expenses related to research and development and the generation of sales revenue and may not ultimately sell a large volume of our products.

     It often takes more than one year, occasionally more than two years, for us to realize volume shipments of our semiconductor products after we first contact a customer. We first work with customers to achieve a design win, which may take six months or longer, at which time we sell a source code license. Our customers then complete the design, testing and evaluation of their systems and begin the marketing process, a period which typically lasts an additional three to six months or longer. As a result, a significant period of time may elapse between our sales efforts and our realization of revenues, if any, from volume purchasing of our products by our customers.

Because our products are complex, the detection of errors in our products may be delayed, and if we deliver products with defects, our credibility will be harmed, and the sales and market acceptance of our products may decrease.

     Our products are complex and may contain errors, defects and bugs when introduced. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products could be significantly harmed. Furthermore, the nature of our products may also delay the detection of any such error or defect. If our products contain errors, defects and bugs, then we may be required to expend significant capital and resources to alleviate these problems. This could result in the diversion of technical and other resources from our other development efforts. Any actual or perceived problems or delays may also adversely affect our ability to attract or retain customers.

Because defects in our products may give rise to product liability claims against us, we may be required to incur increased expenses and divert management resources away from our operations.

     The existence of any defects, errors or failures in our products could lead to product liability claims or lawsuits against us or against our customers. In addition, we have agreed to indemnify certain of our customers in certain limited circumstances against liability from defects in our products. A successful product liability claim could result in substantial cost and divert management's attention and resources, which would have a negative impact on our financial condition and results of operations. Although we have not experienced any product liability claims to date, the sale and support of our products entail the risk of these claims.

Because we are introducing industry standard compliant chip sets, we may be required to obtain licenses on adverse terms to sell industry standard compliant chip sets.

     We have received correspondence, including a proposed licensing agreement, from Amati Corporation (which was acquired by Texas Instruments) stating that they believe that they own a number of patents that are required to be compliant with the American National Standards Institute, or ANSI, standard specification T1.413. This industry standard is based on the DMT line code. We have introduced products that we believe are compliant with this industry standard, and we may be required to obtain a license to these Amati patents. We are currently evaluating Amati's patents and proposed licensing terms. If these patents are valid and essential to the implementation of products that are compliant with this industry standard, then Amati may be required to offer us a license to use these patents on commercially reasonable, non-discriminatory terms. If these patents are valid, but not essential to the implementation of products that are compliant with this industry standard, and they apply to our products and we do not modify our products so they become non-infringing, then Amati would not be obligated to offer us a license on reasonable terms or at all. If we are not able to agree on license terms and as a result fail to obtain a required license, then we could be sued and potentially be liable for substantial monetary damages or have the sale of our products stopped by an injunction. We could also be subject to similar claims like the Amati claim by third parties in the future.

Because we have significant operations in countries outside of the United States, we may be subject to political, economic and other conditions affecting such countries that could result in increased operating expenses and regulation of our products.

     Significant portions of our operations occur outside the United States. One of our principal subsidiaries is incorporated under the laws of, and its principal offices are located in, the United Kingdom. We also have a subsidiary and sales office in Taipei, Taiwan and sales offices in several other countries. In addition, on April 27, 2000, we completed the acquisition of Inverness Systems, Ltd, a privately-held corporation based in Israel. Our international operations are subject to a number of risks, including foreign currency exchange rate fluctuations; longer sales cycles; multiple, conflicting and changing governmental laws and regulations; protectionist laws and business practices that favor local competition; difficulties in collecting accounts receivable; and political and economic instability. In addition, in September 1999, Taiwan was affected by a significant earthquake. Recently there have been additional earthquakes and the risk of future earthquakes is significant due to the proximity of major earthquake fault lines in the area. Taiwan has also suffered from political unrest. Any future earthquakes, fire, flooding or other natural disasters, political unrest, labor strikes or work stoppages in Taiwan likely would result in the disruption of our operations at that facility. Finally, as a result of our acquisition of Inverness Systems, we are directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel could significantly harm our business. Israel's economy has been subject to numerous destabilizing factors, including low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, we cannot predict whether or in what manner these problems will be resolved. In addition, some of the officers and employees of Inverness are currently obligated to perform annual reserve duty and are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce or business should this occur and we cannot predict the effect on us of any expansion or reduction of their obligations.

Because we incur a charge for National Insurance Contribution taxes on any increase in our common stock price for stock options granted to our United Kingdom employees, a significant increase in our stock price may harm our results of operations and cash flows.

Under the laws of the United Kingdom, we must remit a cash payment for National Insurance Contribution taxes relating to stock options granted to our United Kingdom employees based on any increase in the Company's common stock price since the stock option grant date. The tax is calculated as the difference between the exercise price of the option and the fair value of the common stock at the date of exercise multiplied by the 12.2% tax rate. Due to the significant movement in Virata's common stock price during the fiscal year ended April 2, 2000, the tax obligation recognized as of April 2, 2000 was $4.2 million.

In October 2000, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus on Issue No. 00-16, "Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation." Issue No. 00-16 requires that employer payroll taxes be recognized as a liability when the tax obligation is triggered. To date, the Company has measured and recognized its obligation for National Insurance Contribution taxes at the end of each quarter based upon the total outstanding stock options held by employees in the United Kingdom. Upon the adoption of Issue No. 00-16 in the quarter ending December 31, 2000, the Company will measure and recognize its tax obligation only upon the exercise of the options by employees in the United Kingdom. A significant increase in our stock price may result in the recognition of an additional tax obligation that may harm our results of operations and cash flows.

Because we sell a significant portion of our products in countries other than the United States, we may be subject to political, economic and other conditions affecting such countries that could result in increased reduced revenue for our products.

     International revenues accounted for 35.7% of our total revenues for the six months ended October 1, 2000. We expect that sales to our international customers will continue to account for a significant portion of our total revenues for at least the next 12 months. Accordingly, we are subject to the political, economic and other conditions affecting countries or jurisdictions other than the United States, including Israel, Europe and Asia. Any interruption or curtailment of trade between the countries in which we operate and their present trading partners, change in exchange rates or a significant downturn in the political, economic or financial condition of these countries could cause demand for and revenue from our products to decrease, cause our costs of doing business to increase or subject us to increased regulation including future import and export restrictions.

Because we have expanded rapidly and future expansion may be required, we may lack the ability to manage this growth in our operations.

     We have rapidly and significantly expanded our operations, including the number of our employees, the geographic scope of our activities and our product offerings. Recently, we completed the acquisitions of D2 Technologies, Inverness Systems, Excess Bandwidth and Agranat Systems. Our continued success will depend significantly on our ability to integrate these new operations and new personnel. We expect that further significant expansion will be required to address potential growth in our customer base and market opportunities. If we are unable to manage growth effectively, we may not be able to take advantage of market opportunities, develop or enhance our products or our technical capabilities, execute our business plan or otherwise respond to competitive pressures or unanticipated requirements. To successfully manage the anticipated growth of our operations, we believe we must effectively be able to:

       . improve our existing and implement new operational, financial and management information controls, reporting systems and procedures;

       .  hire, train and manage additional qualified personnel;

       .  expand and upgrade our core technologies; and

       . effectively manage multiple relationships with our customers, suppliers and other third parties.

Because Excess Bandwidth has not completed development of its chip designs, we may not be able to effectively compete in the Symmetric DSL market.

     Excess Bandwidth has only recently begun testing of its first communications processor designs. If the designs do not work as intended or require substantial redesign, we may not be able to introduce these communications processors as products and ship them to customers, or may be delayed in our introduction of products. Excess Bandwidth's design of its communications processors is dependent upon the efforts of Debajyoti Pal. The loss of Dr. Pal's services for any reason would delay or prevent the completion of the design of products by Excess Bandwidth. Excess Bandwidth licenses the imbedded microprocessor for its communications processors from MIPS Technologies, Inc. Loss of the MIPS license for any reason would require a redesign of the communications processors currently under development by Excess Bandwidth and could result in delay in introduction of products. If any of these events occur we would not realize significant revenues from the products under development by Excess Bandwidth.

We may engage in future acquisitions that could dilute our stockholders' equity and harm our business, results of operations and financial condition.

     Recently, we completed the acquisition of D2 Technologies, Inverness Systems, Excess Bandwidth and Agranat Systems.

     As part of our business strategy, from time to time, we expect to review opportunities to acquire and may acquire other businesses or products that will complement our existing product offerings, augment our market coverage or enhance our technological capabilities. Although we have no current agreements or negotiations underway with respect to any material acquisitions, we may make acquisitions of businesses, products or technologies in the future. However, we cannot be sure that we will be able to locate suitable acquisition opportunities. The acquisitions that we have completed, agreed to complete and which we may complete in the future could result in the following, any of which could seriously harm our results of operations or the price of our stock:

       . issuances of equity securities that would dilute our current stockholder's percentages ownership;

       .  large one-time write-offs;

       .  the incurrence of debt and contingent liabilities;

       . difficulties in the assimilation and integration of the operations, personnel, technologies, products and the information systems of the acquired companies;

       .  diversion of management's attention from other business concerns;

       .  contractual disputes;

       . risks of entering geographic and business markets in which we have no or only limited prior experience; and

       .  potential loss of key employees of acquired organizations.

Use of our products requires significant training and support and, because of our limited resources, we may not be able to support the demand for our products.

     The development of equipment using our products requires significant training and support. If we are unable to provide this training and support for our products, more time may be necessary to complete the implementation process and customer satisfaction may be adversely affected. In addition, our suppliers may not be able to meet increased demand for our products. We cannot be sure that our systems, procedures or controls or those of our suppliers will be adequate to support the anticipated growth in our operations or the demand for our products. This may result in a decline in the sales of our products and have a negative impact on our results of operations.

Our executive officers and key personnel are critical to our business, and because there is significant competition for personnel in our industry, we may not be able to attract and retain such qualified personnel.

     Our success depends to a significant degree upon the continued contributions of our executive management team, and our technical, marketing, sales customer support and product development personnel. The loss of significant numbers of such personnel could significantly harm our business, financial condition and results of operations. We do not have any life insurance or other insurance covering the loss of any of our key employees.

     Because our products are specialized and complex, our success depends upon our ability to attract, train and retain qualified personnel, including qualified technical, marketing and sales personnel. However, the competition for personnel is intense and we may have difficulty attracting and retaining such personnel. In addition, companies in the communications, software and semiconductor industries have frequently made unfair hiring practices claims against competitors who have hired away such companies' personnel. We cannot be sure that these claims will not be made against us in the future as we seek to hire qualified personnel, or that any of these claims would be decided in our favor. We may incur substantial costs in defending ourselves against any such claims, regardless of their merits.

     We have entered into employment agreements with our executive and certain other key employees that provide for set terms of employment. In addition, all of our employees in the United Kingdom and Israel have employment agreements governed by the laws of the United Kingdom and Israel, respectively. Our employment agreements do not contain anti-competition clauses.

Risks Relating to our Industry

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than we have, we cannot be certain that our products will be accepted in the marketplace or capture market share.

     The market for software and communications semiconductor solutions is intensely competitive and characterized by rapid technological change, evolving standards, short product life cycles and price erosion. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. Given the highly competitive environment in which we operate, we cannot be sure that any competitive advantages enjoyed by our products would be sufficient to establish and sustain our products in the market. Any increase in price or other competition could result in erosion of our market share, to the extent we have obtained market share, and would have a negative impact on our financial condition and results of operations. We cannot be sure that we will have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully.

     We face competition from a variety of vendors, including software and semiconductor companies, which generally vary in size and in the scope and breadth of products and services offered. We also face competition from customers' or prospective customers' own internal development efforts. Many of the companies that compete, or may compete in the future, against us have longer operating histories, greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources. These competitors may also have pre-existing relationships with our customers or potential customers. As a result, they may be able to introduce new technologies, respond more quickly to changing customer requirements or devote greater resources to the development, promotion and sale of their products than we can. Our competitors may successfully integrate the functionality of our software and communication processors into their products and thereby render our products obsolete. Further, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when we are unable to do so.

     We believe our principal competitors include or will include Alcatel Microelectronics, Analog Devices, Broadcom, Centillium Communications, Conexant Systems, GlobeSpan, Intel, Lucent Technologies, Motorola and Texas Instruments. In addition, there have been a number of announcements by other semiconductor companies and smaller emerging companies that they intend to enter the market segments adjacent to or addressed by our products.

Because the markets in which our customers compete are highly competitive, our customers may not be successful and they may not continue to purchase our products.

     Many of our customers face significant competition in their markets. If our customers are unable to successfully market and sell their products which incorporate our products, these customers may cease to purchase our products, which may have a negative impact on our results of operations.

Because the markets in which we compete are subject to rapid changes, our products may become obsolete or unmarketable.

     The markets for our products and services are characterized by rapidly changing technology, short product life cycles, evolving industry standards, changes in customer needs, growing competition and new product introductions. If our product development and improvements take longer than planned, the availability of our products would be delayed. Any such delay may render our products obsolete or unmarketable, which would have a negative impact on our ability to sell our products and our results of operations.

Because of changing customer requirements and emerging industry standards, we may not be able to achieve broad market acceptance of our products.

     Our success is dependent, in part, on our ability, in a timely and cost-effective manner, to:

       . successfully develop, introduce and market new and enhanced products at competitive prices in order to meet changing customer needs;

       . respond effectively to new technological changes or new product announcements by others;

       .  effectively use and offer leading technologies; and

       .  maintain close working relationships with our key customers.

     We cannot be sure that we will be successful in these pursuits, that the growth in demand will continue or that our products will achieve market acceptance. Our failure to develop and introduce new products that are compatible with industry standards and that satisfy customer requirements or the failure of our products to achieve broad market acceptance could have a negative impact on our ability to sell our products and our results of operations.

Because the development of new products requires substantial time and expense, we may not be able to recover our development costs.

     The pursuit of necessary technological advances and the development of new products require substantial time and expense. Improvements to existing products or the introduction of new products by us or our competitors have the potential to replace or provide lower cost alternatives to our existing products or render these products obsolete, unmarketable or inoperable. The mere announcement of any improvement or new product could cause potential customers to defer or cancel purchases of existing products and services. Therefore, we cannot be sure that we will be able to recover the costs of the development of our products or succeed in adapting our business to advancements.

Because other high speed data transmission technologies may compete effectively with digital subscriber line services, our products may not achieve anticipated unit growth.

     DSL services are competing with a variety of different broadband data transmission technologies, including cable modems, satellite and other wireless technologies. If any technology that is competing with DSL technology is more reliable, faster, less expensive or has other advantages over DSL technology, then the demand for our semiconductors may decrease, which would have a negative impact on our operating results.

Because price competition among our competitors and volume purchases by large customers may result in a decrease in the average per unit selling price of our products, our gross margins for our products may decline.

     We expect that price competition among our competitors and volume purchases of our products at discounted prices will have a negative effect on our gross margin for these products. We anticipate that average per unit selling prices of DSL semiconductors will continue to decline as product technologies mature. Since we do not manufacture our own products, we may be unable to reduce our manufacturing costs in response to declining average per unit selling prices. Many of our competitors are larger and have greater resources, and therefore may be able to achieve greater economies of scale and would be less vulnerable to price competition. Further, we expect that average per unit selling prices of our products will decrease in the future due to volume discounts to our large customers. These declines in average per unit selling prices will generally lead to declines in our gross margins for these products.

Because the measures on which we rely to protect our intellectual property rights afford only limited protections, we may lose any competitive advantage we may have.

     The measures on which we rely to protect our intellectual property afford only limited protection and we cannot be certain that these safeguards will adequately protect our intellectual property and other valuable competitive information. In addition, the laws of some countries in which we sell or plan to sell our products, including the Peoples' Republic of China, Korea and certain other Asian countries, may not protect our proprietary rights as fully as do the laws of the United States, the United Kingdom, or Israel. If we are unable to adequately protect our proprietary rights, we may lose any competitive advantage we may have over our competitors. This may have a negative impact on sales of our products and our results of operations.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use trade secrets or other information that we regard as proprietary. Our competitors may also independently develop similar technologies. Moreover, through our participation in various industry groups, we have entered into cross-licenses for intellectual property necessary to the implementation of certain types of standards-compliant products. Such cross-licenses may limit our ability to enforce our intellectual property rights against competitors.

Because our industry is characterized by frequent litigation over intellectual property rights, we may be required to incur substantial expenses and divert management resources.

     The industries in which we compete are characterized by numerous allegations of patent infringement among competitors. Such an infringement claim could be asserted against us or by us in the future. The defense or prosecution of any such claim could result in us incurring substantial expenses and diverting significant management attention and other resources away from our operations. In the event of an adverse result in any future litigation or claim, we may be required to:

       . pay substantial damages, including treble damages if we are held to have willfully infringed on the intellectual property of another;

       . halt the manufacture, use and sale of infringing products or technology;

       .  forfeit a competitive advantage;

       .  expend significant resources to develop non-infringing technology; or

       . obtain licenses to the infringing technology, which may not be available on commercially reasonable terms, or at all.

Because our products may be required to meet certain industry standards, we may be required to pay substantial royalties to the owners of the intellectual property underlying the standards.

     In order for us to comply with the International Telecommunications Union V.34, V.90 and ADSL standards, the software embedded in our current and planned future products may use the proprietary technology of various parties advancing or promoting these standards. Where such owners are members of such working group or union, they must provide a license upon reasonable terms, which may include the payment of a reasonable royalty. However, if such owners are not members of such working group or union, there may be no limit on the terms or the amount of the royalty with respect to such proprietary technology. As a result, the cumulative effect of the terms and royalties with respect to the use of the proprietary technology necessary to meet such industry standards could increase the cost of our products to the point that they are no longer competitive and could limit our ability to meet certain industry standards.

Because our products and those of our customers are subject to government regulations, changes in current or future laws or regulations could cause sales of our products to decline.

     The jurisdiction of the Federal Communications Commission, or FCC, extends to the entire U.S. communications industry, including our customers and their products and services that incorporate our products. Future FCC regulations affecting the U.S. communications services industry, our customers or our products may have a negative effect on our business. For example, FCC regulatory policies that affect the availability of data and Internet services may impede our customers' penetration into certain markets or affect the prices that they are able to charge. This may cause sales of our products to decline. In addition, international regulatory bodies have introduced new regulations for the communications industry. Delays caused by our compliance with regulatory requirements may result in order cancellations or postponements of product purchases by our customers, which would have a negative impact on our results of operations and financial condition.

Risks Relating to This Offering

Because The Nasdaq Stock Market is likely to experience extreme price and volume fluctuations, the price of our stock may decline even if our business is doing well.

     The stock markets, and in particular The Nasdaq Stock Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. We also expect that the market price of our common stock will fluctuate as a result of variations in our quarterly operating results. These fluctuations may be exaggerated if the trading volume of our common stock is low. In addition, due to the technology-intensive and emerging nature of our business, the market price of our common stock may rise and fall in response to:

       .  announcements of technological or competitive developments;

       .  acquisitions or strategic alliances by us or our competitors;

       .  the gain or loss of a significant customer or order; and

       . changes in estimates of our financial performance or changes in recommendations by securities analysts.

     Accordingly, market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock.

Because of likely fluctuations in the price of our stock we may be subject to class action litigation, which could distract management and result in substantial costs.

     In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our operations and sales of our products, which would have a negative impact on our financial condition and results of operations.

Provisions of our charter documents and Delaware law could prevent or delay a change in our control and may reduce the market price of our common stock.

     Certain provisions of our certificate of incorporation and bylaws and the provisions of Delaware law could have the effect of delaying, deferring or preventing our acquisition. For example, we have authorized but unissued shares of preferred stock which could be used to fend off a takeover attempt, our stockholders may not take actions by written consent, our stockholders are limited in their ability to make proposals at stockholder meetings and our directors may be removed only for cause and upon the affirmative vote of at least 80% of our outstanding voting shares. In addition, our bylaws provide that our board of directors is divided into three classes of directors, which serve for staggered three-year terms and our bylaws do not provide for cumulation of stockholders votes in the election of directors.

A substantial number of our shares of common stock are eligible for sale, and the sale of these shares may depress our stock price, even if our business is doing well.

     The market price of our common stock could drop as a result of sales of a large number of shares of common stock in the market after this offering, or the price could decline based on a belief that such sales could occur.

     As of November 15, 2000 we had 62,857,620 shares of common stock outstanding, 52,727,578 of which were freely tradable without restriction, contractual or otherwise, or further registration under the federal securities laws or were saleable subject to the provisions of Rule 144. Of the shares subject to transfer restrictions, certain of these shares were subject to contractual transfer restrictions which will expire from time to time over the next nine months.

     In addition, as of November 15, 2000, there were options and warrants outstanding to purchase an aggregate of 11,605,687 shares of our common stock.

     As of November 15, 2000 and after the registration of the shares in this registration statement, there were 9,395,638 shares of our common stock outstanding which have been granted registration rights. In the future, we may grant additional options or grant additional registration rights with respect to our common stock.

                                USE OF PROCEEDS

     All net proceeds from the sale of the shares of common stock covered by this prospectus will go to the selling stockholders who offer and sell their shares. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. See "Plan of Distribution."


                             PLAN OF DISTRIBUTION

     Virata is registering the shares of common stock covered by this prospectus for the selling stockholders. As used in this prospectus, "selling stockholders" includes the pledgees, donees, transferees or others who later receive the selling stockholders' interests for no additional consideration. We will pay the costs and fees of registering the shares of common stock, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares of common stock.

     The selling stockholders may sell the shares of common stock on the Nasdaq National Market, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. The selling stockholders may sell some or all of the shares of common stock in one or more of the following ways:

       . a block trade in which a broker-dealer may resell a part of the block, as principal, in order to facilitate the transaction;

       . purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

       . ordinary brokerage transactions and transactions in which a broker solicits purchasers;

       . an exchange distribution in accordance with the rules of the Nasdaq National Market; or

       .  privately negotiated transactions.

     When selling the shares of common stock, the selling stockholders may enter into hedging transactions. For example, the selling stockholders may:

       . enter into transactions involving short sales of the shares of common stock by broker-dealers;

       . sell shares of common stock short themselves and redeliver such shares to close out their short positions;

          . enter into option or other types of transactions that require the selling stockholder to deliver shares of common stock to a broker-dealer, who will then resell or transfer the shares of common stock under this prospectus; or

          . loan or pledge the shares of common stock to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

     In addition to selling their shares of common stock under this prospectus, the selling stockholders may transfer their shares of common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer.

     The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. The selling stockholders and any broker-dealers involved in the sale or resale of the shares of common stock may qualify as "underwriters" within the meaning of the Section 2(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act. If the selling stockholders qualify as "underwriters", they will be subject to the prospectus delivery requirements of the Securities Act.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under the applicable rules and regulations of the Securities and Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our shares of common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We may suspend the use of this prospectus and any supplements hereto in certain circumstances due to pending corporate developments, public filings with the SEC or similar events.

                             SELLING STOCKHOLDERS

     The selling stockholders described below are stockholders that received shares in connection with several recent acquisitions. In addition, one or more of the selling stockholders may donate or transfer as gifts some or all of their Virata shares, or may transfer their shares for no additional consideration to their stockholders, partners or other beneficial owners. We will include these donees or transferees among the selling stockholders in a prospectus supplement, if required.

     The table below sets forth the following information regarding selling stockholders:

          .    The names of the selling stockholders;

          . The number of shares of our common stock owned by the selling stockholders on the date of this prospectus prior to the offering for resale of any of the shares being registered by the registration statement of which this prospectus is a part;

          . The number of shares of our common stock that may be offered for resale by the selling stockholders pursuant to this prospectus; and

          . The number of shares of our common stock to be held by the selling stockholders after the resale of the offered shares.


                                                Shares of                                       Shares of
                                               Common Stock              Shares of             Common Stock
Selling Stockholder                          Beneficially Owned         Common Stock        Beneficially Owned
-------------------                          Prior to Offering         Being Offered        After Offering/(1)/
                                           ----------------------  ----------------------  ----------------------
Barry Agranat........................             6,589                   2,965                   3,624
Edward Agranat.......................             3,293                   1,482                   1,811
Ian Agranat..........................           131,528                  22,729                 108,799
June Agranat.........................             5,075                   2,284                   2,791
Robert Anderson......................             2,495                     374                   2,121
Gary Angell..........................             1,337                     201                   1,136
Leslie Bradley.......................             1,504                     226                   1,278
Michael Bradley......................             2,052                     923                   1,129
George Chamillard....................             9,883                   4,447                   5,436
Barry Charton........................             6,239                     936                   5,303
Van Curtis...........................               148                      22                     126
Alex d'Arbeloff......................            92,260                  41,517                  50,743
Docor International B.V..............           231,220                 208,098                  23,122
Mona Doss............................             2,005                     301                   1,704
Ken Guisti...........................            18,718                   2,808                  15,910
Michael Gonnerman....................             4,991                     749                   4,242
Daniel Grunberg......................             5,662                   2,548                   3,114
Jeffrey Hotchkiss....................             2,052                     923                   1,129
David Iacobone.......................             4,672                     701                   3,971
Scott Lawrence.......................            20,723                   3,108                  17,615
David Lindsey........................           697,512                 128,627                 648,885
Joanne Masel.........................               120                     104                      16
Patrick Mehr.........................             2,052                     923                   1,129
Joanna Myczowska.....................             2,618                     393                   2,225
Ling Niu.............................             4,392                     251                   4,141
Stuart Osattin.......................             9,883                   4,447                   5,436
James Prestridge.....................            15,759                   7,092                   8,667
Peter Rikov..........................                18                       3                      15
Owen Robbins.........................            31,350                  14,108                  17,242
John Roberson........................               222                      33                     189

Edward Rogas...............      4,105            1,847           2,258
David Schab................        743              111             632
Peter Schmidt..............      4,991              749            4242
Kevin Schouler.............        269               40             229
Richard Testa..............      3,293            1,482           1,811
Chieh-Wen Tsai.............     30,182            3,677          26,505
Blair Whitney..............      7,540            2,631           4,909
Jeff Wiederholt............        222               33             189
David Wieneke..............        320               48             272
David Wong.................  2,698,824          464,824       2,234,000
Dale Worley................      1,485              223           1,262
Robert Zockoff                  11,632            1,745           9,887


(1) Assumes that all of the shares held by the selling stockholders and being offered under this prospectus are sold, and that the selling stockholders acquire no additional shares of common stock before the completion of this offering. The shares held by the selling stockholders, individually and in the aggregate, do not exceed one percent (1%) of Virata's total number of shares of common stock outstanding. Based on the number of shares of Virata common stock outstanding as of November 15, 2000.

                                 LEGAL MATTERS

     Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, San Francisco, California.



                                    EXPERTS

     The consolidated financial statements of Virata Corporation as of March 31, 1999 and April 2, 2000 and for each of the three years in the period ended
April 2, 2000 incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said from as experts in accounting and auditing.

     The financial statements of D2 Technologies, Inc. as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 incorporated by reference in this prospectus from Form 8-K/A, dated April 21, 2000, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Inverness Systems, Ltd. as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 incorporated by reference from our registration statement on Form S-1/A, filed July 13, 2000, have been so incorporated in reliance on the report of Kost, Forer & Gabbay, a member of Ernst & Young International, independent public accountants, given upon the authority of said firm as experts in auditing and accounting.

     The financial statements of Excess Bandwidth Corporation as of March 31, 2000 and 1999, for the year ended March 31, 2000, and for the periods from April 23, 1998 (date of inception) to March 31, 1999 and 2000, incorporated by reference from our registration statement on Form S-1/A, filed July 13, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent public accountants, given upon the authority of said firm as experts in auditing and accounting.

     The financial statements of Agranat Systems, Inc. as of December 31, 1999 and 1998 and for each of the two years in the period ended December 31, 1999 incorporated by reference from Form 8-K/A, dated October 30, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the amounts of expenses to be borne by Virata in connection with the sale of shares of common stock being registered. All amounts are estimates except the SEC registration fee:

                                                            (U.S.$)
          Filing fees - SEC registration fee               $ 3,657
          Legal Fees and Expenses                           22,000
          Stock Exchange Listing Fees                       30,000
          Accounting Fees and Expenses                       9,343
          Miscellaneous

          Total                                            $65,000

Item 15.  Indemnification of Directors and Officers

     Section 145 of the General Corporation Law of the State of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. Article VIII of the Registrant's Certificate of Incorporation and the Registrant's Bylaws provide that all persons who the Registrant is empowered to indemnify pursuant to the provisions of Section 145 of the Delaware General Corporation Law (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Registrant to the full extent permitted thereby except that no person shall be indemnified for any expenses or amounts paid with respect to any action to recover short swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. In addition, the Registrant has entered into Indemnity Agreements with its directors and certain of its officers.

     Section 102(b) of the Delaware General Corporation Law permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 102(b)(7) provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Delaware General Corporation law; or
(iv) any transaction from which the director derived an improper personal benefit. Section 102(b)(7) does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunction relief, specific performance or other equitable relief against directors.

Item 16.  Exhibits

     The following exhibits are filed as part of this registration statement:

          5.1   Opinion of Gibson, Dunn & Crutcher, LLP.

          23.1  Consent of PricewaterhouseCoopers LLP.

          23.2 Consent of PricewaterhouseCoopers LLP with respect to the financial statements of Excess Bandwidth Corporation.

          23.3 Consent of Arthur Andersen LLP with respect to the financial statements of D2 Technologies, Inc.

          23.4 Consent of Kost, Forer & Gabbay, a member of Ernst & Young International with respect to the financial statements of Inverness Systems, Ltd.

          23.5 Consent of PricewaterhouseCoopers LLP with respect to the financial statements of Agranat Systems, Inc.

          24.1 Powers of Attorney for certain directors and officers of Virata (signature page).

Item 17.  Undertakings

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act,

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement, and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement, provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

          That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
          Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, California, on the 30th day of November, 2000.

                              Virata Corporation

                              By: /s/ Charles Cotton
                                 _____________________________
                                 Charles Cotton
                                 Chief Executive Officer
                                 (Principal Executive Officer)

                               POWER OF ATTORNEY

     Each person whose individual signature appears below constitutes and appoints Charles Cotton and Andrew Vought and each of them severally, as true and lawful attorneys-in-fact and agents with full power of substitution to execute in the name and on behalf of such person, individually and in each capacity stated below and, and to file, any and all amendments to this Registration Statement on Form S-3, including any and all post-effective amendments.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated:

                      Signature                            Title                                         Date
                      ---------                            -----                                         ----
          /s/ Charles Cotton                         Chief Executive Officer and Director           November 30, 2000
________________________________________             (Principal Executive Officer)
              Charles Cotton

          /s/ Andrew Vought                          Senior Vice President, Chief Financial         November 30, 2000
________________________________________             Officer and Secretary
              Andrew Vought                          (Principal Financial Officer and
                                                     Principal Accounting Officer)

         /s/ Dr. Hermann Hauser                      Chairman of the Board                          November 30, 2000
________________________________________
             Dr. Hermann Hauser

         /s/ Marco De Benedetti                      Director                                       November 30, 2000
________________________________________
             Marco De Benedetti

          /s/ Gary Bloom                             Director                                       November 30, 2000
________________________________________
              Gary Bloom

          /s/ Bandel Carano                          Director                                       November 30, 2000
________________________________________
              Bandel Carano

          /s/ Andrew Hopper                          Director                                       November 30, 2000
________________________________________
              Andrew Hopper

          /s/ Martin Jackson                         Director                                       November 30, 2000
________________________________________
              Martin Jackson

         /s/ Peter Morris                       Director     November 30, 2000
_______________________________________
             Peter Morris

        /s/ Patrick Sayer                       Director     November 30, 2000
_______________________________________
            Patrick Sayer

        /s/ Giuseppe Zocco                      Director     November 30, 2000
_______________________________________
            Giuseppe Zocco

                                 EXHIBIT INDEX



EXHIBIT                                   DESCRIPTION
  NO.

5.1     Opinion of Gibson, Dunn & Crutcher, LLP.

23.1    Consent of PricewaterhouseCoopers LLP.

23.2 Consent of PricewaterhouseCoopers LLP with respect to the financial statements of Excess Bandwidth Corporation.

23.3 Consent of Arthur Andersen LLP with respect to the financial statements of D2 Technologies, Inc.

23.4 Consent of Kost, Forer & Gabbay, a member of Ernst & Young International with respect to the financial statements of Inverness Systems, Ltd.

23.5 Consent of PricewaterhouseCoopers LLP with respect to the financial statements of Agranat Systems, Inc.

24.1 Powers of Attorney for certain directors and officers of Virata (signature page).